

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2025

Xianxin Xiang
Chief Executive Officer
Beta FinTech Holdings Ltd
Rm 3326, East Block, China Merchants Tower
168-200 Connaught Road Central, Sheung Wan, Hong Kong

> **Re: Beta FinTech Holdings Ltd**
> **Form F-1 filed June 4, 2025**
> **File No. 333-287759**

Dear Xianxin Xiang :

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 13, 2025 letter.

Form F-1 filed June 4, 2025

Summary, page 1

1.      We note your response to prior comment 2. Please revise Summary and Business to disclose when the company "finished its first voluntary filing" and disclose, as stated supplementally, that the company plans to continue to file annual reports with the CSRC.

2.      We also note the statement in response to prior comment 2 that the majority of the investors are overseas institutional investors. Please provide similar statements in Summary and Business and further clarify in the disclosure why the U.S. dollar-denominated municipal bond offerings are "not defined as overseas securities offering[s]" given that these Mainland China municipal bond offerings are sold mostly to overseas investors.

3.  Additionally, we note the statement on the cover page and elsewhere that "we and our subsidiaries do not have any operations in Mainland China (although the Group has customers and vendors from Mainland China)." We also note the statement on the cover page and elsewhere that the company has "no operations in Mainland China." These unqualified statements appear inconsistent with the response to prior comment 2. Please revise Summary and Business to reconcile with the statement in response to prior comment 2 that the company has "in-person interactions with the issuers in Mainland China." Clarify the nature and frequency of these meetings and disclose any other activities in Mainland China.

    Based on your response to prior comment 2, it appears that "third-party professional institutions" provide due diligence for municipal bond offerings. Clarify this fact in the disclosure and address the extent to which there is uncertainty associated with being deemed to be indirectly conducting operations in Mainland China via third parties. Provide revised Risk Factor disclosure clarifying any uncertainty with respect to being subject to the Trial Measures by virtue of relying on third parties to conduct a key part of the company's operations. Similarly revise for your brokerage and other operations to the extent any of those operations are conducted on a limited nature in Mainland China or by third parties in Mainland China.

    Please contact Sarmad Makhdoom at 202-551-5776 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance